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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated March 31, 2003 announcing SONERA CORPORATION'S APPLICATION FOR DE-LISTING OF ITS 1999A WARRANT SUBMITTED TO THE HELSINKI EXCHANGES.

SONERA CORPORATION

STOCK EXCHANGE RELEASE
MARCH 31, 2003 at 4.30 p.m.

SONERA CORPORATION'S APPLICATION FOR DE-LISTING OF ITS 1999A WARRANT SUBMITTED TO THE HELSINKI EXCHANGES

        Sonera Corporation has today submitted the application for removal of its 1999A warrant from the stock exchange list to Helsinki Securities and Derivatives Exchanges, Clearing House Ltd. The Helsinki Exchanges will decide on the removal of the Sonera 1999A warrant from the stock exchange list within approximately a few weeks and announces its decision in a separate notification.

        The Board of Directors of Sonera decided on 19 February 2003 to apply for removal of the 1999A warrant from the list of the Helsinki Exchanges and the Sonera 1999A warrant was transferred to the surveillance list of the Helsinki Exchanges on the same day. The Sonera share was removed from the stock exchange list on 21 March 2003.

SONERA CORPORATION

Jyrki Karasvirta
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONERA CORPORATION
Date: March 31, 2003	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION
STOCK EXCHANGE RELEASE MARCH 31, 2003 at 4.30 p.m.
SIGNATURES